CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$40,000,000	$4,584.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated July 13, 2012 (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

US$40,000,000

1.55% FIXED RATE AMORTIZING NOTES DUE MARCH 24, 2016

Aggregate Initial Principal Amount: Initial Principal Amount per Note:	US40,000,000 US$1,000.00	Issuer:	Barclays Bank PLC
Issue Price:	100.00%	Series:	Global Medium-Term Notes, Series A
Original Trade Date:	July 13, 2012	Original Issue Date:	July 23, 2012
Maturity Date:	March 24, 2016	Denomination:	Each Note will have a minimum denomination of US$1,000 and integral multiples thereof (“Initial Principal Amount per Note”).
CUSIP:	06741TCV7	Settlement:	DTC; Book-entry; Transferable.
ISIN:	US06741TCV70
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other ( )	Business Day Convention:	☐ Following ☒ Modified Following ☐ Preceding ☒ Adjusted or ☐ Unadjusted
Interest Rate Type:		Day Count Convention (or Fraction):

☒    Fixed Rate

☐     Regular Floating Rate

☐     Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☐     Other (see description in this free writing prospectus)

		☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Total Payment Amount:

An amount per Note that for each Payment Date equals the sum of (i) the applicable Interest Component Amount per Note plus (ii) the applicable Principal Component Amount per Note, if any.  For further information regarding the Total Payment Amount payable on each Payment Date, see “Amortization Schedule” below.

For each Calculation Period, the applicable Total Payment Amount will be payable on each Payment Date, subject to the creditworthiness of Barclays Bank PLC.

The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Interest Component Amount:

For each Payment Date, an amount per Note equal to the product of (i) Interest Rate times (ii) the Outstanding Principal Amount per Note applicable to such Payment Date times (iii) the Day Count Convention.

Interest Rate:	1.55% per annum.
Outstanding Principal Amount:

For each Payment Date, the amount per Note set forth in the “Amortization Schedule” below under the column Outstanding Principal Amount that corresponds to the relevant Payment Date.  The Outstanding Principal Amount per Note will be (a) for the first Calculation Period, the Initial Principal Amount per Note, and (b) for each succeeding Calculation Period, the difference between (i) the Initial Principal Amount per Note minus (ii) the sum of the Principal Component Amounts paid on all Payment Dates to and including the Payment Date that is the first day of that Calculation Period. For further information regarding the Outstanding Principal Amount with respect to each Payment Date, see “Amortization Schedule” below.

Principal Component Amount:

For each Payment Date to and including the Maturity Date, an amount per Note equal to the amount set forth opposite such Payment Date under the column entitled “Principal Component Amount” in the “Amortization Schedule” below.  The Principal Component Amount will be $0 for each Payment Date from and including September 24, 2012 to but excluding December 24, 2013 and will be equal to $100.00 per Note for each Payment Date from and including December 24, 2013 to but including the Maturity Date.  For further information regarding the Principal Component Amount, see “Amortization Schedule” below.

The Notes will not return any principal until the Payment Date commencing on December 24, 2013.

Payment Dates:	☐ Monthly, ☒ Quarterly, ☐ Semi-Annually, ☐ Annually, on the 24th day of each March, June, September and December, commencing on September 24, 2012 and ending on the Maturity Date.
Calculation Period:	The period from and including one Payment Date (or in the case of the first Calculation Period, the Original Issue Date) up to but excluding the next Payment Date.
Amortization Schedule:	See the full Amortization Schedule set forth on the following page of this free writing prospectus.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC
Per Note	100%	0.75%	99.25%
Total	$40,000,000	$300,000	$39,700,000

(1)                 Barclays Capital Inc. will receive commissions from the Issuer equal to 0.75% of the principal amount of the notes, or $7.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” in this free writing prospectus.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

AMORTIZATION SCHEDULE (PER $1,000 Note)*

*The amounts set forth below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.  These amounts are also dependent on our ability to pay our obligations as they become due.  All dates are subject to the applicable Business Day Convention.

Payment Date	Outstanding Principal Amount*	Principal Component Amount	Principal amount remaining after payment of Principal Component Amount†
September 24, 2012	$1,000	$0	$1,000
December 24, 2012	$1,000	$0	$1,000
March 24, 2013	$1,000	$0	$1,000
June 24, 2013	$1,000	$0	$1,000
September 24, 2013	$1,000	$0	$1,000
December 24, 2013	$1,000	$100	$900
March 24, 2014	$900	$100	$800
June 24, 2014	$800	$100	$700
September 24, 2014	$700	$100	$600
December 24, 2014	$600	$100	$500
March 24, 2015	$500	$100	$400
June 24, 2015	$400	$100	$300
September 24, 2015	$300	$100	$200
December 24, 2015	$200	$100	$100
March 24, 2016	$100	$100	$0

*  For any Payment Date, the Outstanding Principal Amount is the principal amount per Note outstanding on such Payment Date prior to the payment of the Principal Component Amount payable on such Payment Date, if any.

†  For any Payment Date, the principal amount remaining after the payment of the Principal Component Amount is the principal amount per Note outstanding on such Payment Date after the payment of the Principal Component Amount payable on such Payment Date, if any.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any relevant free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Issuer Credit Risk—You will receive the Interest Component Amount and the Principal Component Amount payable on each Payment Date, if any, if you hold the Notes on that Payment Date, and you will receive 100% of the principal amount of your Notes (paid in Principal Component Amounts) if you hold your Notes on each Payment Date to and including the Maturity Date.  Because the Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party, any payment, including any Principal Component Amount and Interest Component Amount, to be made on the Notes depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the Notes.

•                  Amortization of Principal—Subject to our creditworthiness, the Notes will return principal on each Payment Date scheduled to occur on or after December 24, 2013, in accordance with the Amortization Schedule above.  No principal will be returned on any Payment Date, or at any time, prior to the Payment Date scheduled to occur on December 24, 2013.  In addition, because, the Outstanding Principal Amount will be reduced as a result of scheduled amortization payments for Payment Dates scheduled to occur on or after December 24, 2013, Interest Component Amount payments and, therefore, Total Payment Amounts, made following December 24, 2013 will decrease relative to each preceding Payment Date.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the Total Payment Amount payable on each Payment Date if you hold the Notes on that Payment Date or less than 100% of the principal amount of your Notes if you hold your Notes on each Payment Date to and including the Maturity Date, the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price (expressed per note as a percentage of the Aggregate Initial Principal Amount per note or any subsequent Outstanding Principal Amount per note), and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. or its affiliates may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the time to maturity of the Notes;

o                 the amortization schedule of the Notes and the Outstanding Principal Amount of the Notes at any time;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL TOTAL PAYMENT CALCULATIONS

On each Payment Date, you will receive, subject to our creditworthiness, the applicable Total Payment Amount per Note that corresponds to such Payment Date, which shall be equal to the sum of the applicable Principal Component Amount per Note, if any, and the applicable Interest Component Amount per Note.  For any Payment Date, the Interest Component Amount per Note will be equal to the product of the applicable Outstanding Principal Amount per Note times the Interest Rate times the Day Count Convention.  For any Payment Date, the Principal Component Amount per Note will be equal to the Principal Component Amount set forth in the Amortization Schedule for such Payment Date, which shall be $0.00 per Note for each Payment Date scheduled to occur prior to December 24, 2013 and $100.00 per Note for each Payment Date scheduled to occur on or after December 24, 2013.  As such, the principal of the Notes will not amortize until the Payment Date scheduled to occur on December 24, 2013.  The Outstanding Principal Amount of the Notes for each Payment Date scheduled to occur on and after December 24, 2013 will decrease as principal is returned in the manner described above and in accordance with the Amortization Schedule.  In addition, as the Interest Component Amount is calculated by reference to the Outstanding Principal Amount, the Interest Component Amount will likewise decrease for each successive Payment Date scheduled to occur after December 24, 2013.  Consequently, for each successive Payment Date scheduled to occur after December 24, 2013, the Total Payment Amount will decrease on each such successive Payment Date.

Subject to our creditworthiness, you will receive 100% of the Principal Component Amount payable per Note on each Payment Date scheduled to occur on or after December 24, 2013 if you hold the Notes on that Payment Date, and you will receive 100% of the principal amount of your Notes if you hold your Notes on each such Payment Date to and including the Maturity Date.  The following illustrates the process by which the Interest Component Amount and Principal Component Amount of the Total Payment Amount, if any, is determined per Note for each Calculation Period.

The process set forth below and the Amortization Schedule set forth above assume that the Notes held to maturity and do not take into account the tax consequences of an investment in the Notes.

Total Payment Amount Calculation

Step 1: Calculate the Outstanding Principal Amount.

For the first Calculation Period, the Outstanding Principal Amount for any Note will be equal to the Initial Principal Amount per Note.  For each Calculation Period thereafter, the Outstanding Principal Amount for any Note will equal the Initial Principal Amount per Note minus the sum of the Principal Component Amounts corresponding to all Payment Dates to and including the Payment Date that is the first day of that Calculation Period.  The Principal Component Amounts are set forth in the Amortization Schedule.

Step 2: Calculate the Interest Component Amount.

For each Calculation Period, the Interest Component Amount per Note will be equal to the Interest Rate specified on the cover of this free writing prospectus times the applicable Outstanding Principal Amount per Note times the Business Day Convention.

Step 3: Calculate the Principal Component Amount.

For each Payment Date, the Principal Component Amount per Note will be equal to the Principal Component Amount corresponding to such Payment Date, as specified in the Amortization Schedule.  The Principal Component Amount for each Payment Date scheduled to occur prior to December 24, 2013 will be $0.00 per Note.  The Principal Component Amount for each Payment Date scheduled to occur on or after December 24, 2013 will be $100.00 per Note.

Step 4: Calculate the Total Payment Amount.

On each Payment Date, the Total Payment Amount will be a dollar amount equal to the sum of the applicable Interest Component Amount plus the applicable Principal Component Amount, if any.

Example Total Payment Amount Calculations

The following examples illustrate how the Total Payment Amounts would be calculated for each Note.  These examples are based on the Interest Rate of 1.55%per annum.  All Payment Dates set forth in the examples below are subject to the applicable Business Day Convention.  Actual payments of the Interest Component Amount may differ from the amounts set forth in the table below as a result of the application of the Business Day Convention.

Numbers in the table below have been rounded for ease of analysis. These examples do not take into account any tax consequences from investing in the Notes.  All dates included below are subject to the Business Day Convention.

Payment Date	Outstanding Principal Amount (Per Note)	Interest Component Amount (Per Note)	Principal Component Amount (Per Note)	Total Payment Amount (Per Note)	Principal amount remaining after payment of Principal Component Amount (Per Note)

September 24, 2012	$1,000	$2.626	$0.00	$2.626	$1,000.00
December 24, 2012	$1,000	$3.875	$0.00	$3.875	$1,000.00
March 24, 2013	$1,000	$3.875	$0.00	$3.875	$1,000.00
June 24, 2013	$1,000	$3.875	$0.00	$3.875	$1,000.00
September 24, 2013	$1,000	$3.875	$0.00	$3.875	$1,000.00
December 24, 2013	$1,000	$3.875	$100.00	$103.875	$900.00
March 24, 2014	$900	$3.488	$100.00	$103.488	$800.00
June 24, 2014	$800	$3.100	$100.00	$103.100	$700.00
September 24, 2014	$700	$2.713	$100.00	$102.713	$600.00
December 24, 2014	$600	$2.325	$100.00	$102.325	$500.00
March 24, 2015	$500	$1.938	$100.00	$101.938	$400.00
June 24, 2015	$400	$1.550	$100.00	$101.550	$300.00
September 24, 2015	$300	$1.163	$100.00	$101.163	$200.00
December 24, 2015	$200	$0.775	$100.00	$100.775	$100.00
March 24, 2016	$100	$0.388	$100.00	$100.388	$0.00

All payments under the Notes, including any payment of Interest Component Amount and Principal Component Amount are not, either directly or indirectly, an obligation of any third party, and any such payment depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.  This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

The Interest Component Amount payable on the Notes will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes.  See “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Payments of Interest” in the prospectus supplement.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be required to disclose information about their Notes on IRS Form 8938—“Statement of Specified Foreign Financial Assets” if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Non-U.S. Holders

Barclays currently does not withhold on coupon payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

Delivery of the Notes will be made against payment for the Notes more than three business days following the Original Trade Date for the Notes (that is, the Notes will have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

US$40,000,000

BARCLAYS BANK PLC

1.55% FIXED RATE AMORTIZING NOTES DUE MARCH 24, 2016

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE
PROSPECTUS SUPPLEMENT DATED MAY 27, 2011)